Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-220696

Supplementing the Preliminary

Prospectus Supplement dated December 4, 2017

(To Prospectus dated September 28, 2017)

THE J. M. SMUCKER COMPANY

Pricing Term Sheet

Issuer:	The J. M. Smucker Company

Trade Date:	December 4, 2017
Settlement Date:	December 7, 2017 (T+3)
Security Description:	2.200% Notes due 2019	3.375% Notes due 2027
Size:	$300,000,000	$500,000,000
Maturity:	December 6, 2019	December 15, 2027
Coupon:	2.200%	3.375%
Price:	99.922% of face amount	99.966% of face amount
Yield to Maturity:	2.240%	3.379%
Spread to Benchmark Treasury:	43 basis points	100 basis points
Benchmark Treasury:	1.750% due November 30, 2019	2.250% due November 15, 2027
Benchmark Treasury Price and Yield:	99-28 1/4 + 1.810%	98-27+ + 2.379%
Interest Payment Dates:	June 6 and December 6, commencing on June 6, 2018	June 15 and December 15, commencing on June 15, 2018
Redemption Provisions:
Make-Whole Call:	At any time prior to Maturity at a discount rate of Treasury plus 7.5 basis points	At any time prior to September 15, 2027 at a discount rate of Treasury plus 15 basis points
Par Call:	N/A	On or after September 15, 2027
CUSIP/ISIN:	832696AQ1/ US832696AQ13	832696AR9 / US832696AR95
Ratings (Moody’s / S&P):*	Baa2 (Stable) /BBB (Positive)
Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC BMO Capital Markets Corp. PNC Capital Markets LLC
Co-Managers:	Fifth Third Securities, Inc. Wells Fargo Securities, LLC U.S. Bancorp Investments, Inc. The Huntington Investment Company Loop Capital Markets LLC

*	An explanation of the significance of ratings may be obtained from the ratings agencies. Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s. Each of the security ratings above should be evaluated independently of any other security rating.

The issuer expects that delivery of the notes will be made against payment therefor on or about December 7, 2017, which is the third business day following the date of pricing of the notes (such settlement being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or J.P. Morgan Securities LLC collect at 1-212-834-4533.